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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-96977

PROSPECTUS SUPPLEMENT
to Prospectus dated May 8, 2003

ILLINOIS RIVER ENERGY, LLC

25,000,000 Units, $25,000,000 Minimum Offering
45,000,000 Units, $45,000,000 Maximum Offering

$1.00 per Class A or Class B Unit

        We are offering an aggregate minimum of 25,000,000 and an aggregate maximum of 45,000,000 Class A and Class B Units of Illinois River Energy, LLC, a Delaware limited liability company. This prospectus supplement contains changes from and additions and updates to certain information contained in the prospectus dated May 8, 2003, accompanying this prospectus supplement. All references in this prospectus supplement to the "prospectus" are to our prospectus dated May 8, 2003. This prospectus supplement and the prospectus together constitute the prospectus by which we are offering and selling the units. You should read the entire prospectus, as updated by this prospectus supplement, and the documents referred to by each of them, carefully in order to fully understand our business, the offering and the units we are offering.

        You should rely only on the information contained in the prospectus and this prospectus supplement. We have not authorized any person to provide you with information that is different from that contained in the prospectus and this prospectus supplement, and if provided, such information must not be relied upon as having been authorized by us or any underwriter. Neither the prospectus nor this prospectus supplement constitutes an offer to sell or a solicitation of any offer to buy any of the units offered to any person or by anyone in any jurisdiction where it is unlawful to make such an offer or solicitation. The information contained in the prospectus and this prospectus supplement is accurate only as of the date of the prospectus and this prospectus supplement, respectively.

Warning regarding forward-looking statements

        The prospectus and this prospectus supplement contain forward-looking statements that involve future events, our future performance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as "may," "should," "anticipate," "believe," "expect," "plan," "future," "intend," "could," "estimate," "predict," "hope," "potential," "continue," or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties. Our actual results or actions could and likely will differ materially from these forward-looking statements for many reasons, including the risks described in the section entitled "Risk Factors" in the prospectus and appearing elsewhere in the prospectus and this prospectus supplement, and events that are beyond our control. We are not under any duty to update the forward-looking statements contained in the prospectus and this prospectus supplement. We cannot guarantee future results, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of the prospectus and this prospectus supplement.

        You should read the prospectus and this prospectus supplement and the documents that we reference in each of them and have filed as exhibits to our registration statement (SEC Registration No. 333-96977) to which the prospectus and this prospectus supplement relate, completely and with the understanding that our actual future results may and likely will be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus dated May 8, 2003. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2003.

Update on "Site Selection and Project Analysis" (beginning on page 29 of the prospectus)

        We expect to build the ethanol plant on an approximately 81 acre site near Rochelle, Illinois. A Phase I Environmental Site Assessment of the site has been completed and revealed no recognized environmental conditions on the site.

        We had executed options with unrelated private landowners to purchase an approximately 86 acre site located approximately half a mile north of the 81 acre site for approximately $1,468,000. Because the options were expiring on July 4, 2003, we assigned the options to Mr. James D. Carmichael, an unrelated third party, who then exercised the options and purchased the site. We had also entered into an agreement with DP Industrial, LLC, an unrelated third party, under which we would exchange the 86 acre site for the 81 acre site. In July 2003, after purchasing the 86 acre site, Mr. Carmichael exchanged the site for the 81 acre site. We paid a fee of approximately $148,000 to Mr. Carmichael for completing the exchange. We have entered into an option agreement with Mr. Carmichael giving us the right to purchase the 81 acre site for approximately $2,079,000, together with interest on the amount paid by Mr. Carmichael to acquire the 86 acre site, at a rate of 5% per annum. The fee of $21,000 for the option was satisfied by a credit of the fees we originally paid for the options on the 86 acre site. The option expires on August 14, 2004.

        The City of Rochelle has annexed the 81 acre site. Under the annexation agreement, the City of Rochelle will provide certain rail extensions to this site. In addition, the City of Rochelle will construct certain water and sewer extensions and road improvements. The City of Rochelle and DP Industrial, along with some assistance from us, will pay for those rail, water and sewer extensions and road improvements.

        Upon executing the exchange agreement, we received a non-refundable $30,000 payment from DP Industrial to cover a portion of our costs relating to site infrastructure and development. When the exchange was completed, DP Industrial paid us $630,000 pursuant to the exchange agreement, less the approximately $148,000 fee paid to Mr. Carmichael for completing the exchange. In addition, DP Industrial will, among other things, pay the first $75,000 of the incremental cost to build a 125 foot exhaust stack rather than a 73 foot exhaust stack on the ethanol plant, and 50% of all incremental costs over $75,000, up to an aggregate maximum payment of $150,000.

Update on "Plan of Operation to Close of the Offering" (beginning on page 32 of the prospectus)

        If we raise the minimum amount offered, 10% of your subscription proceeds will be released to us from escrow, even if we have not secured an executed commitment letter for the debt financing that we need. In an effort to meet our target construction schedule, we intend to use any such proceeds received prior to the close of the offering, approximately $100,000 in interim bridge financing from our managers and others and the net proceeds we received from DP Industrial upon completion of the exchange of the 86 acre site for the 81 acre site to accomplish some or all of the following by the time we close the offering:

  •
  Purchase a site;

  •
  Complete certain site and project specific pre-construction engineering work, such as general arrangement drawing, piping, instrumentation, manufacturing specifications and control equipment, and engineering drawings necessary to secure the regulatory permits that we need to begin construction; and

  •
  Complete certain site improvements, including, but not limited to, soil boring, site grading, and installation of a rough grade road.

        The following table sets forth our estimated costs and expenses from May 2003 to the close of the offering, assuming that 10% of the proceeds from the offering are released to us from escrow. These are only estimates and our actual costs and expenditures could be much higher.

Cost of site(1)	$1,610,000
Site work	420,000
Permits	95,000
Project coordinator	60,000
Offering expenses	238,000
Preliminary engineering	280,000
Working capital	84,000

Total	$2,817,000

(1)
Reflects total site acquisition cost of approximately $2,143,000, plus an approximately $148,000 fee paid to Mr. Carmichael for exchanging the 86 acre site for the 81 acre site, less the $660,000 of payments from DP Industrial pursuant to the exchange agreement and the $21,000 option fee previously paid.

        We plan to spend approximately $1,610,000 to acquire the 81 acre site. We expect that we will spend approximately $795,000 on site work, permitting and preliminary engineering costs. We also plan to pay approximately $238,000 of costs related to the offering, including, among other things, legal, accounting and printing fees. We expect that our consulting costs and working capital needs will total approximately $144,000. If we do not have sufficient cash on hand or if we decide to acquire a site and begin certain site work prior to our closing on all or a portion of the offering, it will be necessary for us to borrow other funds or defer payment of certain expenses. We currently have no commitments for any additional interim financing.

Update on "Plan of Operation to Start-up of Ethanol Plant" (beginning on page 33 of the prospectus)

        If we close on the debt financing that we need and complete the sale of the remaining 90% of the units subscribed, we plan to spend the following 13 months designing, developing and constructing the ethanol plant. We expect to have sufficient funds to cover our costs through start-up operations, including working capital (cash, inventory and spare parts). We anticipate funding, among other things, development costs, such as installation of utilities, construction, equipment acquisition, and other expenses. We expect to also fund our operating and administrative costs, such as, among other things, raw materials, personnel, general and administrative expenses, and legal and accounting fees.

        We believe we may be eligible for federal, state, and local grants to help fund our project. We have engaged a professional grant writer to assist us with preparing grant applications and proposals. We received $20,000 in grant proceeds from the Illinois Corn Marketing Board on November 25, 2002. We also received $40,000 in grant proceeds from the Illinois AgriFirst Program in February 2003 and an additional $40,000 in grant proceeds in July 2003. In addition, on April 7, 2003, we received $20,000 in grant proceeds from the Illinois Department of Commerce and Community Affairs to assist with site engineering drawings and expect to receive an additional $5,000 in grant proceeds upon submitting a project completion certification form. We have no binding commitment for any other grants. We cannot assure you that we will receive any additional grants. If we do not receive additional grant proceeds, we will need to secure additional debt financing to cover any shortfall. We cannot assure you that we will be able to obtain any additional debt financing on reasonable terms, or at all.

        The following is an estimate of our sources and uses of funds until the ethanol plant is built and we begin operations. The following schedule assumes that we use the 81 acre site and the City of Rochelle and DP Industrial provide us with certain rail, water and sewer extensions and road improvements to that site. Because any assistance we receive from the City of Rochelle and DP Industrial will come in the form of site improvements, we have not included the source and use of the funds for these improvements in the schedule below. The following schedule also assumes that we build a 50,000,000 gallon per year ethanol plant and that we receive $1,020,000 from grants. The information set forth below represents only estimates and actual sources and uses of funds could be much higher due to a variety of factors, including those described in the Prospectus and elsewhere in this Prospectus Supplement.

        We have obtained approximately $100,000 in interim bridge financing from our managers and others to bridge the timing differences between our receipt of estimated sources of funds and our expenditure of estimated uses of funds. Obtaining the bridge financing does not represent an additional source of funds for the project because it will be repaid from the net proceeds of the offering when we complete the sale of the minimum offering amount. Similarly, the use of the bridge financing does not increase the total estimated uses of funds because the expenses we plan to pay with the bridge financing are already included in the estimated uses of funds shown on the schedule below. Because the use of bridge financing does not increase the total estimated uses of funds for the project and will ultimately be funded by the offering proceeds, the receipt and repayment of the bridge financing are not specifically shown on the schedule below.

Sources of Funds:

	Minimum	Maximum
Equity(1)	$25,000,000	$45,000,000
Seed Capital(2)	563,000	563,000
Debt financing	41,500,000	20,840,000
Illinois Corn Marketing Board Grant	20,000	20,000
Expected Grants	1,000,000	1,000,000

Total sources of funds	$68,083,000	$67,423,000

Uses of Funds:

	Minimum	Maximum
Plant Construction(3)	$53,500,000	$53,500,000
Construction Contingency	1,187,000	1,187,000
Site Acquisition(4)	1,631,000	1,631,000
Site Infrastructure and Development(5)	1,550,000	1,550,000
Insurance Costs	109,000	109,000
Organizational Costs	92,000	92,000
Permits	100,000	100,000
Consulting Fees(6)	2,219,000	2,197,000
Offering Expenses	350,000	350,000
Selling Agent's Fee(7)	812,500	1,462,500
Finder's Fee(8)	320,000	400,000
Capitalized Interest(9)	900,000	0
Sales Taxes	150,000	150,000
Financing Costs:
Consulting and Debt Placement Fee(10)	754,000	393,000
Legal Fees	185,000	185,000
Commitment Fees	207,000	104,000
Miscellaneous Expenses	65,000	65,000
Start Up Costs:
Preproduction Period Costs(11)	535,000	535,000
Inventory—Corn	795,000	795,000
Inventory—Chemicals, Yeast, Denaturant	865,000	865,000
Inventory—Ethanol	1,000,000	1,000,000
Inventory—Distillers Grains	250,000	250,000
Spare Parts	250,000	250,000
Other Working Capital	256,500	252,500

Total Uses of Funds	$68,083,000	$67,423,000

(1)
Assumes we complete the sale of an aggregate minimum of 25,000,000 units and an aggregate maximum of 45,000,000 units in the offering.

(2)
Represents $586,000 of seed capital previously raised (excludes subscription receivable of approximately $5,000, which has now been received) less the cost of raising capital of approximately $23,000.

(3)
Does not include the construction of a 125 foot exhaust stack rather than a 73 foot exhaust stack at an anticipated maximum incremental cost of $219,000, of which our cost net of DP Industrial's reimbursement will be up to $72,000.

(4)
Reflects total site acquisition cost of approximately $2,143,000, plus an approximately $148,000 fee paid to Mr. Carmichael for exchanging the 86 acre site for the 81 acre site, less the $660,000 of payments from DP Industrial pursuant to the exchange agreement.

(5)
We may realize cost savings on site infrastructure and development because the City of Rochelle and DP Industrial have agreed to cover certain water and sewer extensions and road improvements. There may also be additional expenses as a result of our use of the 81 acre site. We will allocate any net cost savings to construction contingency and working capital.

(6)
Reflects consulting fees payable to GreenWay Consulting, LLC at the time we close on our senior debt financing. We have also agreed to pay GreenWay an additional fee of .75% of the total sources of funds for the project, excluding seed capital. This additional fee is due and payable in nine monthly installments after ethanol production at the ethanol plant meets design specifications on a daily basis and all production meets the guarantees provided by engineers and contractors.

(7)
Reflects an aggregate placement fee payable to Northland Securities of 3.25% of the equity raised in the offering.

(8)
Reflects estimated finder's fees of $320,000 if the minimum is sold and $400,000 if the maximum is sold.

(9)
Net of interest income earned on offering proceeds.

(10)
Includes a consulting fee payable to Northland Securities of 1.75% of the total sources of funds for the project, excluding seed capital and the equity raised in the offering.

(11)
Includes accrued per diem fees payable to our managers as of June 30, 2003 of $106,250, plus estimated additional per diem fees from July 1, 2003 to start-up of the ethanol plant of approximately $111,000.

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ILLINOIS RIVER ENERGY, LLC 25,000,000 Units, $25,000,000 Minimum Offering 45,000,000 Units, $45,000,000 Maximum Offering $1.00 per Class A or Class B Unit